EXHIBIT 11.1

Main Office 1211 SW 5th Ave, Suite 1000 Portland, OR 97204 503 221 0336	Washington Office 805 Broadway, Suite 405 Vancouver, WA 98660 360 397 0097

Consent of Independent Auditor

We hereby consent to the use in the Post-Qualification Amendment No. 3 to Offering Statement (Offering Circular) of our report dated March 14, 2024 except for the restatement in notes 2 and 4, as to which the date is May 2, 2024, relating to the December 31, 2023 financial statements of Iron Bridge Mortgage Fund, LLC contained in the Offering Circular.  Our report includes emphasis of matter paragraphs for the restatement of the 2022 financial statements due to the correction of errors and adoption of a new accounting standard related to Accounting Standards Codification 326 – Current and Expected Credit Losses.  Additionally, our report references other matters regarding our audit of adjustments that were applied to restate the 2022 financial statements.

Portland, OR

August 30, 2024

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